January 27, 2017
MINEBEA MITSUMI Inc.

Announcing MINEBEA MITSUMI’s New Corporate Logo and Slogan,
plus New URL, Following Corporate Merger

1.	The new corporate logo and slogan

MINEBEA MITSUMI Inc. (MINEBEA MITSUMI) announces a new corporate logo and slogan, to be used from this day forward, following the corporate merger between Minebea Co., Ltd. (Minebea) and Mitsumi Electric Co., Ltd. (Mitsumi).

The new corporate logo is simple, expressing our sincere commitment as a comprehensive precision components manufacturer.

“Passion to Create Value through Difference” expresses our strong desire to create new value from extraordinary difference – a uniqueness that cannot be found elsewhere. The new company’s extensive future product line-up, to be announced in due time, will be the result of the fusion of Minebea’s ultra-precision mechanical component technology and Mitsumi’s electronics technology.

The base color for the new company is blue, a shade between Minebea’s and Mitsumi’s original logo colors. We call this new color MINEBEA MITSUMI Blue. “Difference” and “Passion” are expressed in MINEBEA MITSUMI Red, emphasizing that difference is the key element to produce new value, and that the new company has a strong passion to achieve this.

MINEBEA MITSUMI will continue to introduce new value through our Electro Mechanics SolutionsTM in a society where everything will be connected via the Internet of Things (IoT). We combine advanced technologies from a range of fields – including ultra-precision mechanical components (such as ball bearings), motors, sensors, semi-conductors, wireless communication – and also fuse machines & electronics with control technology.

2.	Revised URL
Following the merger, the Minebea website will be renewed as the new MINEBEA MITSUMI site.  The URL will also be changed.  If you bookmarked our previous address, please update to the new one below:
(new) www.minebeamitsumi.com
(old)   www.minebea.co.jp

*“Electro Mechanics Solutions” is a registered trademark in Japan of MINEBEA MITSUMI Inc. Its registration No. is 5322479.

Media Inquiries :	MINEBEA MITSUMI Inc. Corporate Communications Office Phone: +81-(0)3-6758-6703 FAX: +81-(0)3-6758-6718